Exhibit 99.4

CONTINGENT PURCHASE AGREEMENT

THIS CONTINGENT PURCHASE AGREEMENT (this "**Purchase Agreement**") is made as of July 21, 2025 (the "**Trade Date**") between Jefferies Financial Services, Inc., a Delaware corporation ("**Seller**"), and Mitsui Sumitomo Insurance Company, Limited, a *kabushiki kaisha* ("share company") organized under the laws of Japan ("**Buyer**"), regarding shares ("**Shares**") of the common stock of W. R. Berkley Corporation (the "**Issuer**"), par value USD 0.20 per share (Ticker: "WRB"). Jefferies LLC ("**Agent**") is acting as agent for Seller.

RECITALS

WHEREAS, Seller seeks to sell, and Buyer desires to purchase, a number of Shares equal to the Number of Shares (as defined below) with settlement at a future date (the "**Transaction**"); and

WHEREAS, Buyer's right to obtain the Number of Shares is subject to the satisfaction of the Regulatory Condition, and Buyer acknowledges that, if such Regulatory Condition is not met, the Transaction will be settled as provided for pursuant to the terms of Annex B hereto;

NOW, THEREFORE, in consideration of the foregoing and good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.   **Purchase Transaction**.

1.1   Determination of Purchase Price .

(a)   On each Business Day (as defined below) during the Initial Period (as defined below), Seller shall report to Buyer by e-mail notice prior to 6:00 p.m. (New York time) on such Business Day the "**Daily Share Quantity**", which shall be a number of Shares equal to a quantity between the Minimum Daily Shares and Maximum Daily Shares (each as defined in the Transaction Parameters and Other Provisions attached hereto as Annex A (the "**Transaction Parameters**")). The "**Initial Period**" means the period commencing on, and including, the Initial Period Start Date (as defined in the Transaction Parameters) and ending on, and including, the earlier of (i) the Business Day on which the aggregate of the Daily Share Quantities for the Transaction equals the Size Cap (as defined in the Transaction Parameters) and (ii) the Cut-off Date (as defined in the Transaction Parameters) (such earlier date, as set forth in a pricing notification substantially in the form of Annex D hereto (a "**Pricing Notification**"), the "**Initial Period Completion Date**"). The aggregate of the sum of the Daily Share Quantities during the Initial Period shall be the "**Number of Shares**" (to be set forth in the Pricing Notification), which shall not be greater than the Size Cap.

(b)   The "**Purchase Price**" shall be the Pricing Percentage of the Initial Share Price (each, as defined in the Transaction Parameters); *provided* that following the Step-Down Date (as defined in the Transaction Parameters), the Purchase Price shall be the weighted average of the Pricing Percentage and the Pricing Percentage Floor (as defined in the Transaction Parameters) of the Initial Share Price, weighted based on the aggregate Daily Share Quantities reported for each day before and after the Step-Down Date, respectively; *provided, further*, that in the case of a cash dividend or distribution on the Shares, in addition to any other adjustment permitted pursuant to the terms of Annex C hereto, the Calculation Agent shall reduce the Purchase Price by the amount of such dividend or distribution.

(c)   Promptly following the Initial Period Completion Date, Seller shall provide the Pricing Notification to Buyer.

(d)   "**Business Day**" means any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in New York or, as the Calculation Agent may determine in context, any day on which (i) the New York Stock Exchange (the "**Exchange**") is scheduled to be open for trading, or (ii) in respect of a delivery of securities, any day on which the relevant clearing system is scheduled to be open for the acceptance and execution of settlement instructions.

1.2   Settlement; Regulatory Filings.

(a)   *Method of Settlement*. The Transaction shall be settled pursuant to Section 1.2(b) below unless, as of the Regulatory Condition End Date (as defined in the Transaction Parameters), the Regulatory Condition has not been met, in which case the Transaction shall be settled pursuant to the terms of Annex B. For this purpose:

"**Regulatory Condition**" means that (i) all applicable filings and notifications (the "**Regulatory Filings**") have been made, (ii) any applicable waiting periods have expired, and (iii) any approvals, clearances or no further review statements have been received, as applicable, (x) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, (y) with and from the Committee on Foreign Investment in the United States and (z) under any other laws or regulations applicable to the acquisition of Shares by Buyer or its affiliates, including any Insurance Approvals required from any Insurance Authority or under any Insurance Law, in each case that are necessary for Buyer or its affiliates to acquire Shares in an amount equal to the greater of (A) a number of shares equal to 10.0% of the aggregate number of Shares issued and outstanding and (B) the Number of Shares *plus* the Existing Number (as defined in the Transaction Parameters); *provided* that no authorization, consent, approval, order, license, franchise, accreditation, permit, finding of suitability, filing, registration or qualification by the National Insurance and Bonding Commission (*Comisión Nacional de Seguros y Fianzas*) of Mexico or under the Mexican Insurance Laws for Buyer or its affiliates to acquire Shares shall be required to satisfy the Regulatory Condition.

"**Insurance Approval**" means any authorization, consent, approval, order, license, franchise, accreditation, permit, finding of suitability, filing, registration, or qualification required by any Insurance Authority or under any (i) provisions of state, federal or local laws (whether domestic or foreign governing the insurance activities of the Issuer or any of its subsidiaries or affiliate companies or Buyer's interest, either direct or indirect, therein), (ii) any rules or regulations of any Insurance Authority promulgated thereunder, as amended from time to time, (iii) any applicable policies, procedures and positions adopted, implemented or enforced by any Insurance Authority, whether formal or informal, and (iv) any other laws, statutes, rules, rulings, orders, ordinances, regulations and other legal requirements of any Insurance Authority (clauses (i) through (iv), "**Insurance Laws**").

"**Insurance Authority**" means any regulatory authority or agency, or any governmental body in any jurisdiction (domestic or foreign), in each case that has, or may at any time after the Trade Date have, jurisdiction over the insurance activities of the Issuer or any of its subsidiaries or affiliate companies or Buyer's interest, either direct or indirect, therein.

(b)   *Regulatory Clearance Notice*. Buyer shall notify Seller in writing within one (1) Business Day of the satisfaction of the Regulatory Condition ("**Regulatory Clearance Notice**" and the date of the receipt of such Regulatory Clearance Notice by Seller, the "**Regulatory Clearance Date**"), which Regulatory Clearance Notice shall be deemed a representation and warranty by Buyer to Seller that the Regulatory Condition has been satisfied as of the Regulatory Clearance Date.

(c)   *Settlement*. Within [ ] Business Day of receiving the Regulatory Clearance Notice, Seller will notify Buyer of one or more "**Settlement Dates**", specifying the number of Shares to be delivered on each such Settlement Date (each, a "**Settlement Date Number of Shares**", which shall, in the aggregate, equal the Number of Shares). Each Settlement Date shall be within [ ] Business Days following the Regulatory Clearance Date and Seller shall designate one or more Settlement Dates that occur within [ ] Business Days of the Regulatory Clearance Date, on which Seller shall deliver to Buyer in the aggregate at least the lesser of (i) [ ] Shares and (ii) [ ]% of the aggregate number of Shares issued and outstanding, as determined by Seller (the "**Initial Delivery Threshold**"). On each Settlement Date, Buyer shall pay to Seller an amount equal to the Purchase Price *multiplied by* the relevant Settlement Date Number of Shares, and immediately following such payment Seller shall deliver to Buyer the relevant Settlement Date Number of Shares. For the avoidance of doubt, Buyer may request that Seller apply any cash pledged pursuant to the Pledge Annex to the payment of the Purchase Price hereunder and to be released in connection with such Settlement Date.

1.3   Adjustments. The provisions set forth in Annex C shall apply upon the occurrence of a Corporate Event, Potential Adjustment Event or Notional True-Up Event.

2.   **Conditions**. Seller's obligations with respect to the Transaction shall be subject to the satisfaction or waiver by Seller of the following conditions:

2.1   Representations and Warranties. The representations and warranties of Buyer contained herein and in the Pledge Annex and the Custody Agreement (each, a "**Credit Support Document**" with respect to Buyer) shall be true and correct as of the Trade Date;

2.2   Covenants and Obligations. Buyer shall have performed all of the covenants and obligations to be performed by Buyer on or prior to the Trade Date, hereunder and under any Credit Support Document;

2.3   Credit Support Documents. Buyer shall have delivered to Seller each Credit Support Document applicable to it, each in form and substance satisfactory to Seller;

2.4   Opinion. Seller shall have received opinions of Nishimura & Asahi (Gaikokuho Kyodo Jigyo), Japanese counsel to Buyer, in form and substance satisfactory to Seller; and

2.5   Process Agent. Seller shall have received evidence that MSIG Holdings (U.S.A.), Inc. (the "**Process Agent**") has agreed to receive, for Buyer and on Buyer's behalf, service of process in any suit, action or proceedings relating to any dispute arising out of or in connection with the Transaction Documents.

3.   **Representations, Warranties and Agreements**.

3.1   Basic Representations. Each party makes each of the following representations to the other party on the Trade Date.

(a)   It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing.

(b)   It has the power to execute this Purchase Agreement and any other documentation relating to this Purchase Agreement to which it is a party, to deliver this Purchase Agreement and any other documentation relating to this Purchase Agreement that it is required by this Purchase Agreement to deliver and to perform its obligations under this Purchase Agreement and any obligations it has under any Credit Support Document to which it is a party and has taken all necessary action to authorize such execution, delivery and performance; *provided* that Seller acknowledges that Buyer will not have the power to take delivery of the Shares pursuant to Section 1.2(c) unless and until the Regulatory Condition is satisfied.

(c)   Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets, except, with respect to violations or conflicts with law, for such violations or conflicts that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such party or the Transaction; *provided* that Seller acknowledges that Buyer will not have the power to take delivery of the Shares pursuant to Section 1.2(c) unless and until the Regulatory Condition is satisfied.

(d)   Except for such consents to be obtained pursuant to the Regulatory Condition to take delivery of the Shares pursuant to Section 1.2(c), all governmental and other consents that are required to have been obtained by it with respect to this Purchase Agreement or any Credit Support Document to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

(e)   Its obligations under this Purchase Agreement and any Credit Support Document to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

(f)   It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction will not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of the Transaction.

(g)   It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of that Transaction.

(h)   The other party is not acting as a fiduciary for or an adviser to it in respect of the Transaction.

(i)   It is an "accredited investor" as defined in Section 2(a)(15)(ii) of the Securities Act of 1933, as amended (the "**Securities Act**"), and an "eligible contract participant" as such term is defined in the Commodity Exchange Act, as amended.

3.2   <u>Buyer Representations, Warranties and Agreements</u>. Buyer hereby represents and warrants to, and agrees with, Seller on the Trade Date (unless another date or dates are specified below) as follows:

(a)   Buyer is not entering into the Transaction hereunder or taking any action hereunder or in connection herewith "on the basis of" (as defined in Rule 10b5-1(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), and neither Buyer nor any of Buyer's affiliates is aware of, any material non-public information concerning the Shares or the business, operations or prospects of the Issuer.

(b)   Buyer is not entering into the Transaction or taking any action hereunder or in connection herewith to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for Shares) or otherwise in violation of applicable law.

(c)   Buyer is not and, after giving effect to the Transaction, will not be required to register as an "investment company" as such term is defined in the United States Investment Company Act of 1940, as amended.

(d)   Buyer understands that no obligations of Seller to Buyer hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of Seller or any governmental agency.

(e)   Buyer understands Buyer's investments in and liabilities in respect of the Transaction hereunder are not readily marketable, and Buyer is able to bear any loss in connection with the Transaction, including the loss of Buyer's entire investment in the Transaction.

(f)   BUYER UNDERSTANDS THAT THE TRANSACTION HEREUNDER IS SUBJECT TO COMPLEX RISKS WHICH MAY ARISE WITHOUT WARNING AND MAY AT TIMES BE VOLATILE AND THAT LOSSES MAY OCCUR QUICKLY AND IN UNANTICIPATED MAGNITUDE AND IS WILLING TO ACCEPT SUCH TERMS AND CONDITIONS AND ASSUME (FINANCIALLY AND OTHERWISE) SUCH RISKS.

(g)   Buyer is entering into the Transaction for Buyer's own account and not with a view to transfer, resale or distribution and understands that the Transaction may involve the purchase or sale of a security as defined in the Securities Act and the securities laws of certain states and other jurisdictions, that any such security has not been registered under the Securities Act or the securities laws of any state or other jurisdiction and, therefore (except for any pledge to Seller or its affiliates), may not be sold, pledged, hypothecated, transferred or otherwise disposed of unless such security is registered under the Securities Act and any applicable state or other jurisdiction's securities law, or an exemption from registration is available.

(h)   Buyer is aware and acknowledges that Seller, its affiliates or any entity with which Seller hedges the Transaction may from time to time take positions in instruments that are identical or economically related to the Transaction or the Shares or have an investment banking or other commercial relationship with the Issuer. In addition, Buyer acknowledges that the proprietary trading and other activities and transactions of Seller, its affiliates or any entity with which Seller hedges the Transaction hereunder, including purchases and sales of the Shares in connection with, or in anticipation of, the Transaction, may affect the trading price of the Shares. Buyer agrees that (i) Seller has full discretion on whether and if so how to obtain and maintain its hedge positions for the Transaction, and (ii) if Seller owns any Shares as part of its hedge positions, Buyer has no right to direct or influence the acquisition, voting, holding or disposition of such Shares and will not represent otherwise to any party.

(i)   Buyer will promptly inform Seller upon it or any of its affiliates making any amendment or modification to, or the grant or acceptance of a waiver to any term of, any Relevant Buyer Agreement; *provided* that Buyer shall not agree to any amendment or modification, or grant or accept any waiver if it would be inconsistent with any provision or term contained herein or in any other Transaction Document. "**Relevant Buyer Agreement**" means each of (i) that certain Framework Agreement dated as of March 28, 2025, by and between WR Berkley & Others LLC and Buyer, (ii) that certain Letter Agreement dated as of March 28, 2025, by and between the Issuer and Buyer and (iii) that certain Confidentiality Agreement dated as of March 28, 2025, by and between the Issuer and Buyer.

(j)   For the avoidance of doubt, and without limiting any representation contained in Section 3.1(c), Buyer represents that the execution, delivery and performance of this Purchase Agreement, the Pricing Notification, any Credit Support Document and any other documentation relating to the Purchase Agreement to which Buyer or any of its affiliates is a party do not violate or conflict with any of the terms or provisions of any stockholders' agreement, lockup agreement, registration rights agreement, confidentiality agreement or other agreement binding on Buyer or its affiliates or affecting Buyer, its affiliates or any of their respective assets, including, without limitation, any Relevant Buyer Agreement.

(k)   Buyer will promptly notify Seller of the occurrence of an Event of Default where Buyer is the Defaulting Party, or the occurrence of any event that, with the giving of notice, the lapse of time or both, would be such an Event of Default.

(l)   Buyer was not insolvent at the time this Purchase Agreement was executed, and, at the time the Transaction is consummated, Buyer will not be insolvent and will not be rendered insolvent as a result thereof. At the time of any payment or delivery to or for the benefit of Seller, Buyer did not intend and will not intend to incur, and did not incur and will not incur, debts that were beyond the ability of Buyer to pay as they mature.

(m)   Buyer (i) is capable of evaluating investment risks independently, both in general and with regard to the Transaction; (ii) will exercise independent judgment in evaluating the recommendations of any broker-dealer or its associated persons, unless it has otherwise notified the broker-dealer in writing; and (iii) has total assets of at least USD 50,000,000 as of the Trade Date.

(n)   Buyer understands and will comply with Buyer's responsibilities under applicable securities laws in connection with the Transaction including, but not limited to, the filing requirements (to the extent applicable) of Section 13 and, if applicable, Section 16 of the Exchange Act.

(o)   The assets used in connection with the execution, delivery and performance of the Purchase Agreement and the Transaction are not and will not be the assets of (i) an "employee benefit plan" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**")) subject to Title I of ERISA, (ii) a plan described in Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**"), to which Section 4975 of the Code applies or (iii) an entity whose underlying assets include "plan assets" by reason of Department of Labor regulation Section 2510.3-101 (as modified by Section 3(42) of ERISA).

(p)   While the Transaction is outstanding, Buyer is not, and shall not take any action that could make Buyer, an "affiliate" of the Issuer within the meaning of the Securities Act, including, without limitation (i) neither Buyer nor any of its affiliates shall appoint a director to the board of the Issuer or obtain a right to appoint such a director (except as provided in the Relevant Buyer Agreements), and (ii) neither Buyer nor any of its affiliates shall enter into any agreement with the Issuer in respect of management or policies of the Issuer.

(q)   While the Transaction is outstanding, Buyer shall not take, or permit any of its affiliates to take, any action that would reasonably be expected to cause an occurrence of an event that results in any shareholder rights of the Issuer being distributed or becoming separated from the Shares or other shares of the Issuer's capital stock (including the issuance or exercisability of rights or the issuance of Shares or other securities under a so-called "poison pill" or similar event) or that may trigger any "interested stockholder" laws or any similar mechanism, in each case, without the prior written consent of Seller.

(r)   Buyer shall notify Seller at least five (5) Business Days before taking any contemplated action that, if consummated without Seller's consent, would reasonably be expected to constitute a Termination Event (as defined below).

(s)   Buyer has implemented and maintains, and will continue to maintain, in effect policies and procedures designed to ensure compliance by the Buyer and its managers, directors, officers and employees with Anti-Corruption Laws and applicable Sanctions, and Buyer and its managers, directors, and officers, and, to its knowledge, employees, are in compliance with Anti-Corruption Laws and in compliance, in all material respects, with applicable Sanctions. Additionally, (i) none of Buyer, any of its managers, directors, or officers, or, to its knowledge, employees, is a Sanctioned Person, (ii) to the knowledge of Buyer, the Transaction (including the use of proceeds derived therefrom) will not violate Anti-Corruption Laws or applicable Sanctions, and (iii) Buyer shall not use any proceeds derived from this Purchase Agreement or the Transaction (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person or entity in violation of any Anti-Corruption Laws, (B) for funding, financing or facilitating any activities, business or transaction of or with a Sanctioned Person, or in any Sanctioned Country, or (C) in any manner that would result in the violation of any Sanctions applicable to any party hereto. For purposes of this Section 3.2(s), "**Anti-Corruption Laws**" means all laws, rules, and regulations of any jurisdiction applicable to Buyer from time to time concerning or relating to bribery, corruption, or money laundering, including, without limitation the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, and the UK Bribery Act, "**Sanctions**" means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States (including the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State), the United Nations Security Council, the European Union or its member states, or His Majesty's Treasury, "**Sanctioned Country**" means, at any time, a country or territory which is the subject or target of territorial Sanctions (currently, the Crimea, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic and the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria) and "**Sanctioned Person**" means a person that is, or is owned or controlled by persons that are, (i) the subject of any Sanctions or (ii) located, organized, or resident in a Sanctioned Country.

(t)   While the Transaction is outstanding, Buyer is not, and shall not take or permit any of its affiliates to take any action that could reasonably be expected to make Buyer, an "affiliated purchaser" (as defined in Rule 10b-18 or Regulation M under the Exchange Act) of the Issuer.

(u)   Without the prior written consent of Seller, Buyer will not announce or disclose this Purchase Agreement or the Transaction hereunder, to any person (or permit any of its affiliates to do so), other than disclosure that is required to be made to any Insurance Authority, tax authority or other relevant government authority, disclosure permitted pursuant to Section 4.1 of this Purchase Agreement, or any associated public filing that is required by such authorities, including pursuant to Section 13 and Section 16 of the Exchange Act. Unless prohibited by law or regulation, Buyer agrees to provide Seller with a draft of any regulatory filing to be made after the Trade Date (other than filings, or portions thereof, to any Insurance Authority or the Committee on Foreign Investment in the United States that do not describe, identify or otherwise disclose either (i) Seller or (ii) the Transaction) at least two (2) Business Days prior to such filing or any amendment thereto (or, if Buyer has less than two (2) Business Days to prepare and file, submit or release such filing or disclosure, such shorter period of time as would be reasonable under the circumstances), and to the extent permitted (as determined by Buyer in its reasonable discretion based upon advice of counsel) will include only a summary description of the Transaction that will not include Seller's name or other identifying information and that will not disclose the related documentation or any form thereof, and will consider in good faith any comments that Seller might make to it.

(v)   At all times during the term of the Transaction, neither Buyer nor any affiliate of Buyer shall be a Beneficial Owner (including as a member of a "group" within the meaning of Section 13 of the Exchange Act) of more than 4.8% of the total number of outstanding Shares. "**Beneficial Owner**" means any person who is deemed to be a "beneficial owner" within the meaning of Section 13(d) of the Exchange Act and the rules and regulations thereunder (including, without limitation, Rule 13d-3) and Rule 16a-1(a)(1) under the Exchange Act.

(w)   Buyer shall not, and shall not permit any of its affiliates to, except through transactions entered into with Seller or pursuant to this Purchase Agreement or any Exempted Transaction or otherwise with the prior written consent of Seller, obtain any direct or indirect economic exposure to the value of the Shares and, without limiting the foregoing, shall not, and shall not permit any of its affiliates to, (i) purchase or sell (including by any short sale) any Shares, listed contracts on the Shares, or securities that are convertible into, or exchangeable or exercisable for Shares, or (ii) enter into any derivative instrument, whether cash settled or otherwise, relating to the Shares, such listed contracts or such securities, during the period from and including the Trade Date to and including the last Settlement Date or Cash Contingency Payment Date, as applicable. "**Exempted Transactions**" means (i) additional purchases of Shares in the open market for which an affiliate of Seller acts as agent, up an aggregate maximum of 1,000,000 Shares and (ii) transactions that occur under that certain Rule 10b5-1 Purchase Plan dated as of June 1, 2025, between Seller and Buyer, in each case entered into with or through Seller or its affiliates.

(x)

(i)   It is the intent of Buyer and Seller that the Transaction comply with the requirements of Rule 10b5-1(c) of the Exchange Act and that this Purchase Agreement shall be interpreted to comply with the requirements of Rule 10b5-1(c)(1)(i)(B) and Buyer shall not take any action that results in the Transaction not so complying with such requirements.

(ii)   Buyer (A) is entering into this Purchase Agreement and the Transaction in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act ("**Rule 10b5-1**") or any other antifraud or anti-manipulation provisions of the federal or applicable state securities laws, (B) shall act in good faith with respect to this Purchase Agreement and the Transaction, (C) has not entered into or altered and will not enter into or alter any corresponding or hedging transaction or position with respect to the Shares, (D) is not a director or officer of the Issuer within the meaning contemplated by Rule 10b5-1, (E) does not have outstanding and will not enter into any other contract, instruction or plan that benefits from an affirmative defense pursuant to Rule 10b5-1(c)(1) (a "**Rule 10b5-1 Plan**") until this Purchase Agreement has been terminated, other than the Existing 10b5-1 Plan and one additional Rule 10b5-1 Plan with Seller (or an affiliate thereof) that may be entered into only after the completion or termination of the Existing 10b5-1 Plan and (F) has not entered into or altered and will not enter into or alter any corresponding or hedging transaction or position with respect to the Shares.

(iii)   During the term of the Transaction, Seller (or its agent or affiliate) may effect transactions in Shares in connection with the Transaction. The timing of such transactions by Seller, the price paid or received per Share pursuant to such transactions and the manner in which such transactions are made, including, without limitation, whether such transactions are made on any securities exchange or privately, shall be within the sole judgment of Seller. Buyer acknowledges and agrees that all such transactions shall be made in Seller's sole judgment and for Seller's own account.

(iv)   Neither Buyer nor any of its affiliates has, and neither shall attempt to exercise, any control or influence over how, when or whether Seller (or its agent or affiliate) makes any "purchases or sales" (within the meaning of Rule 10b5-1(c)(1)(i)(B)(3)) in connection with the Transaction, including, without limitation, the price paid per Share pursuant to such purchases, whether such purchases are made on any securities exchange or privately and how, when or whether Seller (or its agent or affiliate) enters into any hedging transactions. Buyer represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Purchase Agreement under Rule 10b5-1.

(v)   Buyer acknowledges and agrees that any amendment, modification, waiver or termination of this Purchase Agreement must be effected in accordance with the requirements for the amendment or termination of a "plan" as defined in Rule 10b5-1(c). Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act, and no such amendment, modification or waiver shall be made at any time at which Buyer is aware of any material non-public information regarding the Issuer or the Shares.

4.   **Tax Matters**.

4.1   Confidentiality. Seller and Buyer agree that (i) Buyer is not obligated to Seller to keep confidential from any and all persons or otherwise limit the use of any element of Seller's descriptions relating to tax aspects of the Transaction contemplated hereby and any part of the structure necessary to understand those tax aspects, and (ii) Seller does not assert any claim of proprietary ownership in respect of such descriptions contained herein of the use of any entities, plans or arrangements to give rise to significant U.S. federal income tax benefits for Buyer.

4.2   Stamp Tax. Buyer shall pay and, within three (3) Business Days of demand, indemnify Seller against any cost, loss or liability that Seller incurs in relation to all stamp, registration, documentation, transfer or similar tax (including interest, penalties and additions thereto) payable in respect of or in connection with this Purchase Agreement, the Pricing Notification, that certain Pledge Annex attached hereto as Annex E (the "**Pledge Annex**"), the Custody Agreement and that certain Guaranty, dated as of July 21, 2025, by and between Seller and Buyer (the "**Transaction Documents**") and the Transaction.

4.3   Tax Information. Buyer and Seller each agree to deliver to the other party (or a governmental authority, as appropriate) any reasonably requested documentation, which shall be accurate and complete, that would allow a payment to be made without or at a reduced rate of deduction or withholding under this Purchase Agreement or a Credit Support Document.

4.4   Deduction or Withholding for Tax.

(a)   All payments under this Purchase Agreement will be made without deduction or withholding on account of any tax unless such deduction or withholding is required by applicable law. If a party is so required to deduct or withhold, that party will promptly pay to the relevant authorities the full amount required to be deducted or withheld (including from any additional amount paid under this Section 4.4).

(b)   The party so required to deduct or withhold will pay, in addition to the payment to which the other party is otherwise entitled under this Purchase Agreement, such additional amount as necessary to ensure that the net amount actually received by such other party will equal the full amount that would have been received had no such deduction or withholding been required; *provided* that the deduction or withholding is not on account of (i) a tax that would not be imposed in respect of a payment under this Purchase Agreement but for a present or former connection between the jurisdiction of the governmental authority imposing such tax and the recipient of such payment or a related person (excluding a connection arising solely from entering into, performing obligations or receiving a payment under this Purchase Agreement or a Credit Support Document), (ii) a tax imposed with respect to a "dividend equivalent payment" under Section 871(m) of the Code, without regard to whether there is a payment under the Transaction from which to withhold or deduct such tax, (iii) a tax imposed under Sections 1471 through 1474 of the Code, (iv) the failure of the recipient to comply with this Section 4 or (v) a change in law. In the case of clauses (i) through (v), the deducted amount shall be treated as paid.

(c)   If a party is required by applicable law to make a deduction or withholding for which an additional amount is not due under this Section 4.4, and such deduction or withholding is borne by such party, the other party will promptly pay to such party the amount of such deduction or withholding (including any related liability for interest or penalties, and including any reasonable expenses with respect to related reporting requirements imposed on the party required to deduct or withhold).

5.   **Events of Default**. The occurrence of any of the following events at any time with respect to a party, which in such case shall be the "**Defaulting Party**" (the other party being the "**Non-Defaulting Party**") constitutes an event of default (an "**Event of Default**") with respect to such party:

5.1   Failure to Pay or Deliver. Failure of the party to make, when due, any payment or delivery required to be made by such party under this Purchase Agreement, if such failure is not remediated on or before the first Business Day after written notice of such failure is given to the party;

5.2   Failure to Comply with Covenants. Failure by the party to comply with or perform any agreement or obligation (other than a failure referred to in Section 5.1 or 5.3(i) herein) to be complied with or performed by such party in accordance with this Purchase Agreement, if such failure is not remediated on or before the fifth Business Day after written notice of such failure is given to the party;

5.3   Credit Support Default. (i) Failure by the party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document of such party if such failure is continuing after any applicable grace period has elapsed; (ii) the expiration or termination of such Credit Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Purchase Agreement (in either case, other than in accordance with its terms) prior to the satisfaction of all obligations of such party under the Transaction to which the Credit Support Document relates without the written consent of the other party; or (iii) such party disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;

5.4   Breach of Representation or Warranty. A representation made or repeated or deemed to have been made or repeated by the party in this Purchase Agreement or any Credit Support Document proves to have been incorrect in any material respect when made or repeated or deemed to have been made or repeated; or

5.5   Insolvency. The party (i) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (iv)(A) institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official, or (B) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a person or entity not described in clause (A) above and either (x) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (y) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof; (v) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (vi) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (vii) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 15 days thereafter; (viii) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i) to (vii) above (inclusive); or (ix) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts (the occurrence of any event listed in clauses (i) through (ix), an "**Insolvency Event**"). For the avoidance of doubt, the parties hereby acknowledge and agree that if a petition for the commencement of bankruptcy or insolvency proceedings under laws of Japan with respect to Buyer is filed (regardless of whether such petition is made by Buyer or a third party), it shall immediately constitute an Insolvency Event without applying any stay period (such Insolvency Event shall be referred to as a "**Japanese Law Insolvency Event**").

6.   **Termination Events**. Each of the following shall be a Termination Event (each a "**Termination Event**" with respect to which Buyer shall be the sole "**Affected Party**" and Seller shall be the "**Non-Affected Party**"):

6.1   Governmental or Regulatory Action. Buyer or any of its affiliates shall have become subject to any investigation, proceeding, action or sanction of or by an applicable governmental, regulatory or self-regulatory authority (including, without limitation, by an Insurance Authority), which, in any such case, Seller determines, in good faith and in a reasonable manner (based on advice of counsel), to have a material adverse effect on Buyer, any affiliate of Buyer, or Buyer's ability to perform its obligations hereunder or under its Credit Support Document, respectively.

6.2   Change in Ownership. Without the prior written consent of Seller, there shall be any change in the direct ownership or control, of record or beneficially, of Buyer from that set forth below.

Name of Beneficial Owner	Percentage of Buyer Owned
MS&AD Insurance Group Holdings, Inc.	100%
Total	100%

6.3   Compliance with Insurance Laws. Seller or its affiliates or any of their employees, officers or directors in the reasonable judgment of Seller, in connection with this Purchase Agreement or any activities related to hedging Seller's obligations under this Purchase Agreement, (i) are required by applicable Insurance Law or requested by a relevant Insurance Authority to register or make filings with or provide notification or material information to any Insurance Authority or (ii) would incur additional material risk, liability or cost as a result of having to comply with any applicable Insurance Laws. For the avoidance of doubt, Seller shall have acted commercially reasonably if, in terminating or liquidating any hedge positions, it complies with any formal or informal requirement or request from the Issuer or an Insurance Authority regarding the manner or timeframe for such termination or liquidation.

6.4   Buyer Representations and Covenants. Buyer fails to comply with or perform any agreement or obligation to be complied with or performed by Buyer in accordance with Sections 3.2(p), (q), (t), (v) or (w) of this Purchase Agreement.

7.   **Early Termination**.

7.1   Designation of an Early Termination Date. If at any time an Event of Default or Termination Event has occurred and is continuing, the Non-Defaulting Party or the Non-Affected Party, as applicable, may designate a day not earlier than the day of such designation as an "**Early Termination Date**" in respect of the Transaction. The Non-Defaulting Party or the Non-Affected Party, as applicable, shall give notice as promptly as practicable (and at least one (1) Business Day prior to the Early Termination Date) of its designation of an Early Termination Date, but the Early Termination Date shall occur on the date designated and shall not be affected by any failure to send or receive such notice; *provided* that if a Japanese Law Insolvency Event has occurred, then an Early Termination Date shall be deemed to have been designated as of the time immediately preceding the occurrence of such Japanese Law Insolvency Event. If an Early Termination Date is designated or deemed to be designated, the Early Termination Date will occur on the date so designated or deemed to be designated, whether or not the relevant Event of Default or Termination Event is then continuing. Upon the occurrence, effective designation or deemed designation of an Early Termination Date, no further payments or deliveries under Section 1 will be required to be made, but without prejudice to the other provisions of this Purchase Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 7.2 below.

7.2   Calculation of Net Termination Amount.

(a)   The Calculation Agent shall calculate in good faith the amount required to be paid by one party to the other upon the termination of the Transaction which shall be the losses, costs and expenses incurred, net of any gains realized (or that would be incurred or realized in each case), by such other party in connection with such termination and any unpaid amounts owing under the Transaction, as determined on or as soon as reasonably practical following the Early Termination Date. In determining such amount, the Calculation Agent shall take into account any loss or cost incurred in connection with Seller or an affiliate of Seller terminating, liquidating or re-establishing any hedge related to the Transaction (or any gain resulting from any of them) and any loss of bargain or cost of funding incurred by Seller in connection with the termination of the Transaction or such hedges, and shall notify the parties of such amount (such amount, the "**Net Termination Amount**"), indicating in reasonable detail the basis of its calculations. On the Business Day following receipt of such notice, the party owing the Net Termination Amount shall pay it to the other party to the account designated by the recipient.

(b)   The parties acknowledge and agree that in calculating the Net Termination Amount, the Calculation Agent may (but need not) determine such amount based on (A) expected losses assuming a commercially reasonable (including, without limitation, with regard to legal and regulatory guidelines) risk bid were used to determine loss or (B) the price at which one or more market participants would offer to buy from Seller a block of Shares equal in number to Seller's hedge position in relation to the Transaction.

7.3   Expenses. The Defaulting Party or Affected Party, as applicable, will, on demand, indemnify and hold harmless the Non-Defaulting Party or Non-Affected Party, as applicable, for and against all reasonable out-of-pocket expenses, including, but not limited to, legal fees and disbursements, incurred by the Non-Defaulting Party or Non-Affected Party, as applicable, by reason of the enforcement and protection of the rights of such party under this Purchase Agreement or any Credit Support Document or by reason of the early termination of the Transaction, including, but not limited to, costs of collection.

7.4   Set Off. In addition to any rights of set-off a party may have as a matter of law or otherwise, upon the occurrence of an Event of Default or a Termination Event and the designation of an Early Termination Date hereunder, the Non-Defaulting Party or Non-Affected Party, as applicable, will have the right (but not the obligation) without prior notice to the Defaulting Party or the Affected Party, as applicable, or any other person, to set-off or apply any obligation of the Defaulting Party or the Affected Party, as applicable, owed to the Non-Defaulting Party or the Non-Affected Party, as applicable (whether or not matured or contingent and whether or not arising under this Purchase Agreement, and regardless of the currency, place of payment or booking office of the obligation), against any obligation of the Non-Defaulting Party or the Non-Affected Party, as applicable, owed to the Defaulting Party or the Affected Party, as applicable (whether or not matured or contingent and whether or not arising under this Purchase Agreement, and regardless of the currency, place of payment or booking office of the obligation). For the purpose of cross-currency set-off, the Non-Defaulting Party or the Non-Affected Party, as applicable, may convert obligations at the applicable market exchange rate selected by Non-Defaulting Party or the Non-Affected Party, as applicable, on the relevant date. If the amount of an obligation is unascertained, the Non-Defaulting Party or the Non-Affected Party, as applicable, may in good faith estimate that amount and set-off in respect of the estimate, subject to the relevant party's accounting to the other when the amount of the obligation is ascertained.

8.   **Acknowledgments.** The parties hereto agree and acknowledge that:

8.1   Seller and Bankruptcy Code. Seller is a "financial participant" within the meaning of Sections 101(53C) and 101(22A) of Title 11 of the United States Code (the "**Bankruptcy Code**").

8.2   Documents and Bankruptcy Code. Both this Purchase Agreement and the Pricing Notification is a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder, thereunder or in connection herewith or therewith is a "termination value," "payment amount" or "other transfer obligation" within the meaning of Section 362 of the Bankruptcy Code and a "settlement payment" and "transfer" within the meaning of Section 546 of the Bankruptcy Code and any cash, securities or other property provided as performance assurance, credit support or collateral with respect to the Transaction is a "margin payment" and "transfer" within the meaning of Section 546 of the Bankruptcy Code and a "master netting agreement" and each of the parties thereto is a "master netting agreement participant", each as defined in the Bankruptcy Code.

8.3   Events of Default and Bankruptcy Code. The rights given to Seller hereunder and under the Pricing Notification upon the occurrence of an Event of Default with respect to Buyer constitute a "contractual right" to cause the liquidation, termination or acceleration of, and to offset or net out termination values, payment amounts and other transfer obligations under or in connection with a "securities contract" and a "contractual right" under a security agreement or arrangement forming a part of or related to a "securities contract", as such terms are used in Sections 555, 560, 561, 362(b)(6) and 362(b)(17) of the Bankruptcy Code.

8.4   Bankruptcy Protections. Seller is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 362(o), 546(e), 546(g), 546(j), 548(d)(2), 555, 560 and 561 of the Bankruptcy Code.

9.   **Miscellaneous**.

9.1   Transfer. Notwithstanding any provision within the Transaction Documents to the contrary, Seller shall be entitled to transfer or assign its rights and obligations hereunder and under any Credit Support Documents to (i) Jefferies LLC or Jefferies International Limited, or any successors thereto, without the consent of Buyer and in connection therewith to effect necessary amendments to facilitate such transfer or assignment or (ii) any affiliate of Seller or any successor thereto (a "**Designated Transferee**"); *provided* that (a) in the case of clause (ii), (A) the credit rating of the Designated Transferee or, if applicable, its guarantor (whichever is higher) is not lower than the rating of Seller at the time of such transfer or assignment; (B) no Event of Default or Termination Event will occur as a result of such transfer or assignment and (C) as a result of any such transfer or assignment, Buyer will not be required to pay an amount under Section 4.4 greater than the amount that Buyer would have otherwise been required to pay, or receive an amount under Section 4.4 less than the amount that Buyer would have otherwise received; and (b) such transferee or assignee shall provide Buyer with a complete and accurate U.S. Internal Revenue Service Form W-9 or appropriate series of Form W-8 (as applicable) prior to becoming a party to the Transaction.

9.2   Consent to Recording. Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties and their affiliates in connection with the Transaction Documents, and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such personnel of such party and such party's affiliates.

9.3   Severability; Illegality. If compliance by either party with any provision of the Transaction Documents would be unenforceable or illegal, (i) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby and (ii) the other provisions of the Transaction Documents shall not be invalidated, but shall remain in full force and effect.

9.4   Waiver of Trial by Jury. EACH OF BUYER AND SELLER HEREBY IRREVOCABLY WAIVES (ON SUCH PARTY'S OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF SUCH PARTY'S STOCKHOLDERS

OR OTHER EQUITY HOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTION DOCUMENTS OR THE TRANSACTION CONTEMPLATED HEREBY OR THE ACTIONS OF EITHER PARTY OR THEIR AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

THE TRANSACTION DOCUMENTS WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO OR THE TRANSACTION CONTEMPLATED HEREBY AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS. NOTHING IN THIS PROVISION SHALL PROHIBIT EITHER PARTY FROM BRINGING AN ACTION TO ENFORCE A MONEY JUDGMENT IN ANY OTHER JURISDICTION.

9.5   Right to Extend. Seller may postpone (including on a non-consecutive basis) or extend, in whole or in part, any Averaging Date or any other date of valuation, delivery or payment if Seller determines, in its reasonable discretion, that such postponement or extension is necessary or advisable to preserve Seller's hedging or hedge unwind activity hereunder in light of existing liquidity condition, to address any disruptions in settlement or trading of the Shares or to enable Seller or one of its affiliates to effect transactions in the Shares in connection with its hedging or hedge unwind activity hereunder in a manner that would be in compliance with applicable legal, regulatory or self-regulatory requirements or with related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Seller or its affiliates); *provided* that any postponement or extension shall not exceed ninety (90) days in the aggregate.

9.6   Process Agent. Buyer irrevocably appoints the Process Agent as its process agent, to receive, for Buyer and on Buyer's behalf, service of process in any suit, action or proceedings relating to any dispute arising out of or in connection with the Transaction Documents. If for any reason the Process Agent is unable to act as such, Buyer will promptly notify Seller and within 30 days appoint a substitute process agent acceptable to Seller. The parties irrevocably consent to service of process given in the manner provided for notices in Section 10 below. Nothing in this Purchase Agreement will affect the right of Seller to serve process in any other manner permitted by applicable law.

9.7   Agreements Regarding the Pricing Notification.

(a)   Buyer accepts and agrees to be bound by the contractual terms and conditions as set forth in the Pricing Notification.

(b)   Buyer and Seller agree and acknowledge that this Purchase Agreement, together with the Pricing Notification, is a "qualified financial contract", as such term is defined in Section 5-701(b)(2) of the General Obligations Law of New York (the "**General Obligations Law**"); the Pricing Notification, regardless whether transmitted electronically or otherwise, constitutes a "confirmation in writing sufficient to indicate that a contract has been made between the parties" hereto, as set forth in Section 5-701(b)(3)(b) of the General

Obligations Law; and this Purchase Agreement constitutes a prior "written contract", as set forth in Section 5-701(b)(1)(b) of the General Obligations Law, and each party hereto intends and agrees to be bound by this Purchase Agreement and the Pricing Notification.

(c) Buyer and Seller further agree and acknowledge that this Purchase Agreement and the Pricing Notification together constitute a contract "for the sale or purchase of a security", as set forth in Section 8-113 of the Uniform Commercial Code of New York.

9.8 <u>Role of Agent</u>. The parties hereby agree that the Agent is acting as agent for Seller to effect the Transaction in accordance with Rule 15a-1 under the Exchange Act but has no obligation or liability, by way of guaranty, endorsement or otherwise, in any manner in respect of the Transaction, including the settlement of the Transaction. Buyer acknowledges that (i) to the extent permitted under the Transaction Documents, Seller may repledge or otherwise use collateral delivered to Seller; (ii) in the event of Seller's failure, Buyer will likely be considered an unsecured creditor of Seller as to that collateral; (iii) Seller is not a member of the Securities Investor Protection Corporation (the "**SIPC**"), and the SIPC does not protect Buyer; and (iv) the collateral will not be subject to the requirements of Rule 8c-1, 15c2-1, 15c3-2 or 15c3-3 under the Exchange Act.

9.9 <u>Calculation Agent</u>. Seller shall act as Calculation Agent. The Calculation Agent shall make all calculations, adjustments and determinations required pursuant to the Transaction. Whenever a Calculation Agent is required to act or to exercise judgment in any way, it will do so in good faith and in a commercially reasonable manner. Furthermore, each party agrees that the Calculation Agent is not acting as a fiduciary for, or as an advisor to, such party in respect of its duties as Calculation Agent in connection with the Transaction. Following any determination or calculation by the Calculation Agent hereunder, upon a request by Buyer, the Calculation Agent shall promptly (but in any event within five Business Days) provide to Buyer by e-mail to the email address provided by Buyer in such request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such determination or calculation (including any assumptions used in making such determination or calculation), it being understood that the Calculation Agent shall not be obligated to disclose any proprietary or confidential models used by it for such determination or calculation or any information that may be proprietary or confidential or subject to a contractual, legal or regulatory obligation not to disclose such information.

9.10 <u>Time</u>. All times referred to in this Purchase Agreement (including all the annexes hereto) are local time in the City of New York, State of New York, United States, except as otherwise specified.

10. **Notices**.

10.1 <u>Notices to Seller</u>. Addresses for notices or communications to Seller:

Jefferies Financial Services, Inc.
c/o Jefferies LLC
520 Madison Avenue
New York, NY 10022
Attn: Equities Middle Office
Email:

with copies to:

Jefferies LLC
520 Madison Avenue
New York, NY 10022
Email:

and

Attn: General Counsel
Email:

10.2   Notices to Buyer. Addresses for notices or communications to Buyer:

Mitsui Sumitomo Insurance Company, Limited
9, Kanda-Surugadai 3-Chome, Chiyoda-ku
Tokyo, 101-8011, Japan
Attn:
Email:
Tel:

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, NY 10001
Attn:
Email:
Tel:

11.   **Account Details**.

11.1   Payments to Seller:

To be advised.

11.2   Deliveries from Seller:

To be advised.

[*signature page follows*]

IN WITNESS WHEREOF, the parties have executed this Purchase Agreement as of the date first written above.

JEFFERIES FINANCIAL SERVICES, INC.,
as Seller

By: /s/ [   ]
      Name: [   ]
      Title: Managing Director

JEFFERIES LLC,
as Agent, acting solely as Agent in connection with the Transaction

By: /s/ [   ]
      Name: [   ]
      Title: Managing Director

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED,
as Buyer

By: /s/ [   ]
      Name: [   ]
      Title: Director, Senior Executive Officer,
         Head of International Operations,
      Mitsui Sumitomo Insurance Co., Ltd.

TRANSACTION PARAMETERS AND OTHER PROVISIONS

ANNEX B

CASH CONTINGENCY SETTLEMENT

ANNEX C

TRANSACTION ADJUSTMENTS

FORM OF PRICING NOTIFICATION

Date: [___], 20[___]

To: Mitsui Sumitomo Insurance Company, Limited
                Attention:
                Email:

From: Jefferies Financial Services, Inc.

Reference Number: [___]

The purpose of this Pricing Notification is to confirm the terms and conditions of the Transaction entered into between Jefferies Financial Services, Inc. ("**Seller**") and Mitsui Sumitomo Insurance Company, Limited, a *kabushiki kaisha* ("share company") organized under the laws of Japan ("**Buyer**"). This Pricing Notification is a binding contract between Seller and Buyer as of the Trade Date.

1.   This Pricing Notification supplements, forms part of, and is subject to the Contingent Purchase Agreement dated as of July 21, 2025 between Seller and Buyer (as amended and supplemented from time to time, the "**Purchase Agreement**"). All provisions contained in the Purchase Agreement shall govern this Pricing Notification, except as expressly modified below, and capitalized terms used but not defined herein shall have the meanings specified in the Purchase Agreement.

2.   The terms of the Transaction to which this Pricing Notification relates are as follows:

Initial Period Completion Date:	[___], 20[___]
Number of Shares:	[___]
Initial Share Price:	USD [___]
Purchase Price:	USD [___]

[*Signature Page Follows.*]

Yours sincerely,

JEFFERIES FINANCIAL SERVICES, INC., as Seller

By:

_____
Name:
Title:

JEFFERIES LLC, acting solely as Agent in connection with the Transaction

By:

_____
Name:
Title:

ANNEX E

PLEDGE ANNEX